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                                TOWNE BANCORP, INC.
                           610 EAST SOUTH BOUNDARY STREET
                              PERRYSBURG, OHIO  43551


                                  August 10, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Towne Bancorp, Inc.
          Registration Statement on Form S-2
          (Registration No. 333-43741)

Ladies and Gentlemen:

     Please be advised that Towne Bancorp, Inc. (the "Company") hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was originally filed on January 5, 1998. As no securities were sold, or will be sold, pursuant to the Registration Statement, the Company hereby requests withdrawal of said Registration Statement (Registration No. 333-43471).

                         Very truly yours,

                         TOWNE BANCORP, INC.



                            By:  /s/ John Weinert
                               ---------------------------------------
                               John Weinert, Chairman of the Board